Exhibit (a)(1)(I)

Press Contact:

Robert Minicucci, Warner Communications

Phone: (603) 488-5856

Mobile: (339) 206-1722

robert@warnerpr.com

Investor Inquiries:

Andrea Clegg, NightHawk Radiology Holdings, Inc.

(866) 402-4295

(208) 292-2818

aclegg@nighthawkrad.net

NightHawk Radiology Holdings, Inc. Announces Final Results of Tender Offer

NightHawk Purchases 2,240,883 Shares of its Common Stock at $8.05 per Share

COEUR D’ALENE, Idaho, June 19, 2008 — NightHawk Radiology Holdings, Inc. (Nasdaq: NHWK), the leading provider of radiology solutions to radiology groups and hospitals throughout the United States, today announced the final results of its modified Dutch auction tender offer, which expired at 5:00 p.m. Eastern Time on Friday, June 13, 2008.

Based on the final count by the depositary for the tender offer, an aggregate of 2,240,883 shares of common stock were properly tendered and not withdrawn at a price of $8.05 per share. Accordingly, NightHawk has accepted for purchase 2,240,883 shares of common stock at a price of $8.05 per share. These shares represent approximately 7.3% of the shares outstanding as of June 18, 2008. With completion of the tender offer, NightHawk will have approximately 28.5 million shares of common stock outstanding.

The depositary will promptly pay for the shares accepted for purchase.

This self-tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated May 14, 2008, originally filed with the Securities and Exchange Commission on May 14, 2008 and amended on May 16, 2008.

The dealer manager for the tender offer was Morgan Stanley & Co. Incorporated, the Information Agent for the tender offer was Innisfree M&A Incorporated and the Depositary for the tender offer was Mellon Investor Services LLC. All questions regarding the tender offer may be directed to the Information Agent at (877) 456-3463.

About NightHawk

NightHawk Radiology (Nasdaq: NHWK), headquartered in Coeur d’Alene, Idaho, is leading the transformation of the practice of radiology by providing high-quality, cost-effective solutions to radiology groups and hospitals throughout the United States. NightHawk provides the most complete suite of solutions, including professional services, business services, and its advanced, proprietary clinical workflow technology, all designed to increase efficiencies and improve the quality of patient care and the lives of physicians who provide it. NightHawk’s team of U.S. board-certified, state-licensed, and hospital-privileged physicians located in the United States, Australia, and Switzerland, provides services 24 hours a day, seven days a week, for more than 750 radiology group customers and the 26% of all U.S. hospitals they serve. For more information, visit http://www.nighthawkrad.net.

“NHWKF”